Exhibit 99.1

Canadian Solar Announces the Concurrent Offerings of 2,600,000 Common Shares and US$100 Million
Convertible Senior Notes

GUELPH, Ontario, February 11, 2014 - Canadian Solar Inc. (NASDAQ: CSIQ) (the “Company”, or “Canadian Solar”), one of the world’s largest solar power companies, today announced the commencement of the offering of 2,600,000 common shares of the Company, with no par value (the “Common Shares”) (plus up to additional 390,000 Common Shares pursuant to an over-allotment option) (the “Common Shares Offering”), and a concurrent offering of up to US$100 million in aggregate principal amount of convertible senior notes due 2019 (the “Notes”) (plus up to an additional US$15 million aggregate principal amount of notes pursuant to an option) (the “Notes Offering”). The offerings are subject to market conditions and other factors.

Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC and Nomura Securities International, Inc. will act as joint book-running managers for the Common Shares Offering.

The closing of the Notes Offering is contingent upon the closing of the Common Shares Offering, and the closing of the Common Shares Offering is contingent upon the closing of the Notes Offering.

The Common Shares will be offered under the Company’s existing shelf registration statement which has become effective.  A prospectus supplement and a related base prospectus describing the terms of the Common Shares Offering have been filed with the Securities and Exchange Commission (the “SEC”). Investors are advised to read the prospectus supplement and the related base prospectus and other documents the Company has filed with the SEC for more complete information about the Company and the Common Shares Offering.  A copy of the prospectus supplement and the base prospectus relating to the Common Shares Offering may be obtained by contacting Credit Suisse Securities (USA) LLC, Attention: Prospectus Department at Eleven Madison Avenue, New York, New York 10010-3629 or by telephone at (800) 221-1037, J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions at 1155 Long Island Avenue, Edgewood, New York 11717, or by telephone at (866) 803-9204 and Nomura Securities International, Inc., Attention: Equity Syndicate at Worldwide Plaza, 309 West 49th Street, 5th floor, New York, NY 10019-7316, or by telephone at (212) 667-9000.

The Notes will be offered to qualified institutional buyers pursuant to Rule 144A and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act of 1933, as amended (the “Securities Act”).  The Notes and the Common Shares deliverable upon conversion of the Notes, have not been and will not be registered under the Securities Act or the securities laws of any other place, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities, nor will there be any sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. This press release contains information about the pending offerings of the Common Shares and the Notes, and there can be no assurance that the offerings will be completed.

About Canadian Solar Inc. (NASDAQ: CSIQ)

Founded in 2001 in Canada, Canadian Solar Inc. (NASDAQ: CSIQ) is one of the world’s largest solar power companies. As a leading vertically integrated provider of solar modules, specialized solar products and solar power plants with operations in North America, South America, Europe, Africa, the Middle East, Australia and Asia, Canadian Solar has delivered more than 6GW of premium quality solar modules to customers in over 70 countries. Canadian Solar is committed to improve the environment and dedicated to providing advanced solar energy products, solutions and services to enable sustainable development around the world. For more information, please visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements made or incorporated by reference in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand in the Company’s project markets, including the Province of Ontario, Canada, Japan, the U.S. and China;  changes in customer order patterns; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; utility-scale project approval process; delays in utility-scale project construction; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 26, 2013 and the prospectus supplement relating to the Common Shares Offering filed today. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.